新世界發展有限公司
New World Development Company Limited

02 DEC 18 AM 8:30

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

December 13, 2002

02069008

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated December 12, 2002 in connection with the results of the Extraordinary and Special General Meetings of the Company, New World Infrastructure Limited and Pacific Ports Company Limited in duplicate for your files.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

New World Infrastructure Limited
新世界基建有限公司
(incorporated in the Cayman Islands with limited liability)

Pacific Ports Company Limited
太平洋港口有限公司
(incorporated in Bermuda with limited liability)

RESULTS OF THE EXTRAORDINARY AND SPECIAL GENERAL MEETINGS OF NEW WORLD DEVELOPMENT COMPANY LIMITED, NEW WORLD INFRASTRUCTURE LIMITED AND PACIFIC PORTS COMPANY LIMITED

At the extraordinary and special general meetings of NWD, NWI and PPC held today, all the resolutions to approve the transactions contemplated by the Reorganisation (including the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement) were duly passed.

At the request of NWD, NWI and PPC respectively, trading in the NWD Shares, the NWI Shares and the PPC Shares on the Stock Exchange was suspended with effect from 9:46 a.m. on 12 December, 2002. Applications have been made by NWD, NWI and PPC for the resumption of trading of the NWD Shares, the NWI Shares and the PPC Shares respectively on the Stock Exchange with effect from 9:30 a.m. on 13 December, 2002.

Reference is made to the announcement made jointly by NWD, NWI and PPC dated 21 October, 2002 (the "**Joint Announcement**") and to the shareholders' circulars of each of NWD, NWI and PPC dated 18 November, 2002 (the "**Circulars**"). Unless otherwise defined, terms used in this announcement shall have the same meanings as those defined in the Joint Announcement and the Circulars.

RESULTS OF THE EXTRAORDINARY AND SPECIAL GENERAL MEETINGS

The extraordinary and special general meetings of NWD, NWI and PPC were held today to approve the resolutions set out in the respective notices of extraordinary and special general meetings dated 18 November, 2002 and contained in the Circulars.

The NWD Directors, the NWI Directors and the PPC Board are pleased to announce that at the extraordinary and special general meetings of NWD, NWI and PPC held today, all the resolutions to approve the transactions contemplated by the Reorganisation (including the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement) were duly passed.

Although all the resolutions to approve the transactions contemplated by the Reorganisation were duly passed, it should be noted that completion of the Reorganisation is still subject to the satisfaction of other conditions precedent. Accordingly, shareholders and prospective investors of NWD, NWI and PPC should exercise caution when dealing in the NWD Shares, the NWI Shares and the PPC Shares.

At the request of NWD, NWI and PPC respectively, trading in the NWD Shares, the NWI Shares and the PPC Shares on the Stock Exchange was suspended with effect from 9:46 a.m. on 12 December, 2002. Applications have been made by NWD, NWI and PPC for the resumption of trading of the NWD Shares, the NWI Shares and the PPC Shares respectively on the Stock Exchange with effect from 9:30 a.m. on 13 December, 2002.

By Order of the Board of
New World Development Company Limited
Dr. Cheng Kar-Shun, Henry
Managing Director

By Order of the Board of
New World Infrastructure Limited
Mr. Chan Wing-Tak, Douglas
Managing Director

By Order of the Board of
Pacific Ports Company Limited
Mr. Doo Wai-Hoi, William
Executive Director

Hong Kong, 12 December, 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

New World Infrastructure Limited
新世界基建有限公司
(incorporated in the Cayman Islands with limited liability)

Pacific Ports Company Limited
太平洋港口有限公司
(incorporated in Bermuda with limited liability)

RESULTS OF THE EXTRAORDINARY AND SPECIAL GENERAL MEETINGS OF NEW WORLD DEVELOPMENT COMPANY LIMITED, NEW WORLD INFRASTRUCTURE LIMITED AND PACIFIC PORTS COMPANY LIMITED

At the extraordinary and special general meetings of NWD, NWI and PPC held today, all the resolutions to approve the transactions contemplated by the Reorganisation (including the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement) were duly passed.

At the request of NWD, NWI and PPC respectively, trading in the NWD Shares, the NWI Shares and the PPC Shares on the Stock Exchange was suspended with effect from 9:46 a.m. on 12 December, 2002. Applications have been made by NWD, NWI and PPC for the resumption of trading of the NWD Shares, the NWI Shares and the PPC Shares respectively on the Stock Exchange with effect from 9:30 a.m. on 13 December, 2002.

Reference is made to the announcement made jointly by NWD, NWI and PPC dated 21 October, 2002 (the "**Joint Announcement**") and to the shareholders' circulars of each of NWD, NWI and PPC dated 18 November, 2002 (the "**Circulars**"). Unless otherwise defined, terms used in this announcement shall have the same meanings as those defined in the Joint Announcement and the Circulars.

RESULTS OF THE EXTRAORDINARY AND SPECIAL GENERAL MEETINGS

The extraordinary and special general meetings of NWD, NWI and PPC were held today to approve the resolutions set out in the respective notices of extraordinary and special general meetings dated 18 November, 2002 and contained in the Circulars.

The NWD Directors, the NWI Directors and the PPC Board are pleased to announce that at the extraordinary and special general meetings of NWD, NWI and PPC held today, all the resolutions to approve the transactions contemplated by the Reorganisation (including the Infrastructure Assets Sale Agreement and the Services Assets Sale Agreement) were duly passed.

Although all the resolutions to approve the transactions contemplated by the Reorganisation were duly passed, it should be noted that completion of the Reorganisation is still subject to the satisfaction of other conditions precedent. Accordingly, shareholders and prospective investors of NWD, NWI and PPC should exercise caution when dealing in the NWD Shares, the NWI Shares and the PPC Shares.

At the request of NWD, NWI and PPC respectively, trading in the NWD Shares, the NWI Shares and the PPC Shares on the Stock Exchange was suspended with effect from 9:46 a.m. on 12 December, 2002. Applications have been made by NWD, NWI and PPC for the resumption of trading of the NWD Shares, the NWI Shares and the PPC Shares respectively on the Stock Exchange with effect from 9:30 a.m. on 13 December, 2002.

By Order of the Board of
New World Development Company Limited
Dr. Cheng Kar-Shun, Henry
Managing Director

By Order of the Board of
New World Infrastructure Limited
Mr. Chan Wing-Tak, Douglas
Managing Director

By Order of the Board of
Pacific Ports Company Limited
Mr. Doo Wai-Hoi, William
Executive Director

Hong Kong, 12 December, 2002